Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

October 23, 2018

Mr. Jim O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Post Effective Amendment No. 85

Dear Mr. O’Connor:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 16, 2018 with respect to Post Effective Amendment No. 85 to Registrant’s Registration Statement filed on August 28, 2018.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.

You requested that the Staff be provided with updated fee/expense table numbers in the prospectus and financial numbers in the SAI one week prior to the effective date of the Registration Statement if possible.

Response: The updated information will be provided as requested.

Very truly yours,

/s/ Don E. Felice

Don E. Felice